

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund V, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:** **Boston Capital Tax Credit Fund V, L.P.**
> **Form 10-K for the year ended 3/31/2010**
> **Filed on 6/29/2010**
> **File No. 333-109898**

Dear Mr. Marc N. Teal:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief